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SECURITIE‚ 04019427 ‚SSION
Wasmington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



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SEC FILE NUMBER
8-27533

REPORT FOR THE PERIOD BEGINNING __03/01/03__ AND ENDING __02/29/04__
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Baron Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
           (No. and Street)

New York   New York   10153
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron   (212) 583-2000
                       (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____Ronald Baron_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Baron Capital, Inc._____, as of _____February 29_____, 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Chairman and CEO
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARON CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 29, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Baron Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Baron Capital, Inc., a wholly owned subsidiary of Baron Capital Group, Inc., as of February 29, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baron Capital, Inc. as of February 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 23, 2004

Independent Member of Baker Tilly International

BARON CAPITAL, INC.

Statement of Financial Condition
February 29, 2004

ASSETS
Cash and cash equivalents	$ 5,152,832
Investment in marketable securities (cost of $1,964,071)	2,651,856
Due from corresponding broker	514,720
Due from affiliates	122,856
Deferred tax benefit	43,400
Investments in limited partnership and nonmarketable security (cost of $857,300)	50,000
Other assets	177,683
	$ 8,713,347

LIABILITIES
Accrued expenses and other liabilities	$ 2,971,136
Due to affiliate	2,065,171
Taxes payable	131,500
	5,167,807

Commitments

STOCKHOLDER'S EQUITY
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	445,375
	3,545,540
	$ 8,713,347

See notes to statement of financial condition

BARON CAPITAL, INC.

Notes to Statement of Financial Condition
February 29, 2004

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. ("BCG"), is a registered broker/dealer clearing all of its customer transactions through a correspondent broker on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Securities transactions and valuation:

The Company records securities transactions on a trade-date basis. Realized gains and losses from securities transactions are calculated on a specific identification method.

Investments in marketable securities are valued on the last business day of the year at the last available reported price with unrealized gains and losses included in the statement of operations.

Investment in a nonmarketable security is carried at estimated fair value as determined by the Board of Directors.

The Company is a limited partner in an affiliated partnership that invests in nonmarketable securities which have been valued by the partnership's management. This investment is being carried at estimated fair value in the statement of financial condition, based upon the underlying investments with the resulting unrealized depreciation reflected in the statement of operations.

Because of the inherent uncertainty of valuation of the nonmarketable security and the partnership, their estimated fair values may differ from the values that would have been used had a ready market existed and the difference could be material.

[2]   Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

The accounts of the Company, its parent and two affiliated companies are included in consolidated federal, state and local income tax returns. The Company computes its tax expense as if it were a separate entity. The deferred tax benefit will ultimately be realized through the intercompany accounts.

At February 29, 2004, the Company had a deferred tax asset of $43,400, which relates to unrealized losses.

NOTE D - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan. All employees who have completed one year of service and have attained 21 years of age are eligible to participate. Plan contributions are based on the compensation of the participant. The contribution percentage is determined at the discretion of the Board of Directors. Participants in the plan become fully vested upon obtaining eligibility status.

BARON CAPITAL, INC.

Notes to Statement of Financial Condition
February 29, 2004

NOTE E - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 29, 2004, the Company had net capital of approximately $2,645,000, which is $2,300,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.95 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)2(ii).

NOTE F - RELATED PARTY TRANSACTIONS

A substantial part of the Company's income is generated from six affiliated investment companies, one investment partnership and an offshore fund.

The Company shares office, administrative and occupancy expenses with BCG and two affiliated corporations, and recognizes its share of such expenses by a formula determined by management.

NOTE G - CONTINGENCIES

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.